Richmont Mines Inc.	Mountain Lake Resources Inc.

1 Place-Ville-Marie	1450 Starr's Point Road
Suite 2130, Montreal QC	Port Williams, NS
H3B 2C6 CANADA	B0P 1T0 CANADA

Tel.: (514) 397-1410	Tel.: (902) 542-9773
Fax: (514) 397-8620	Fax: (902) 542-4442
www.richmont-mines.com	www.mountain-lake.com

NEWS RELEASE

INNOVEXPLO DEFINES NEXT PHASE OF EXPLORATION FOR
VALENTINE GOLD LAKE PROJECT

17 targets identified and $4 million in exploration work recommended

MONTREAL, QC and PORT WILLIAMS, NS, October 31, 2006 - Richmont Mines Inc. (TSX-AMEX: RIC) ("Richmont Mines") and Mountain Lake Resources Inc. (TSX-V: MOA) ("Mountain Lake") are pleased to report on the project compilation, target generation and exploration work proposal completed on the Valentine Lake Gold property by InnovExplo Inc. ("InnovExplo"), an independent mining and exploration consulting firm based in Val-d'Or, Québec, Canada. The Valentine Lake property is located in central Newfoundland (Canada) approximately 55 km south of the town of Buchans.

The overall objective at Valentine Lake is to confirm and extend several gold mineralized zones: Valentine West; Leprechaun Pond; Osprey Pond; Victoria Bridge and Valentine East (Guano Pit). InnovExplo has concluded these main occurrences represent a significant gold potential and also illustrate targets for new discoveries at these locations. Geochemical sampling yielded anomalous gold values over the entire 27 kilometer structure. This area potential was demonstrated at Valentine East, situated at kilometer 12-13, where historical drilling has identified a 40 to 50 meter wide zone of mineralized trondhjemite. Historical assays include: 30.87 g/t gold over 1 meter and 5.55 g/t gold over 5 meters.

The essence of InnovExplo's conclusions are as follows:

1)    The Leprechaun Pond gold deposit itself presents similar characteristics to Archean orogenic lodegold hosted in tonalite, granodiorite and trondhjemite and similar structural setting. Vein-style, geometry, distribution, mineralogy and alteration at Leprechaun Pond look similar at different levels to Archean quartz-tourmaline lode gold deposits from the Malartic - Val-d'Or area (Abitibi Subprovince), which currently host several gold mines.

2)    InnovExplo's compilation of work to date on the property has led to the definition of 17 potential and favourable areas for gold mineralization. These areas have been described in detail with a work proposal and estimated budget for each of them. The work proposals have been ranked in four categories in order of importance, and their overall recommendations represent a total of $4,008,900 in exploration expenditures.

3)     Recommendations for the next phase of exploration work include:

a)     additional diamond drilling totaling 3,000 meters as a first phase;

b)     a high-resolution helicopter-borne geophysical survey;

c)     detailed geological mapping focusing on a structural study in order to establish a structural model for the Leprechaun Pond gold deposit;

d)     whole-rock geochemistry and soil geochemical sampling along the 27 kilometer auriferous belt;

e)     finally a scoping study which is strongly recommended for the property.

Richmont Mines has an option to acquire a 70% interest in the Valentine Lake property from Mountain Lake by carrying out $2.5 million in exploration work by October 31st, 2007. To date Richmont Mines has spent approximately $1.5 million dollars on the project and the exploration focus has mainly been on diamond drilling in the Leprechaun Pond area of the property.

"This independent report is shedding a new light on Valentine Lake and clearly demonstrates the unique exploration opportunity along strike from the known gold deposit," stated Allen Sheito, President and CEO of Mountain Lake.

Martin Rivard, President and CEO of Richmont Mines, "We are very encouraged by this report as it highlights the excellent potential of the Valentine Lake property."

About Richmont Mines Inc.

As a gold producer, Richmont Mines focuses its activities on the exploration and development of advanced exploration properties and on the operation of underground gold mines. Its properties are located in the provinces of Quebec, Ontario, and Newfoundland and Labrador. The Company currently has two mines in operation, an advanced exploration project and several exploration properties, and it aims to enhance its level of production significantly during the coming years.

Richmont Mines has no long term debt, no hedging contracts and has 24,237,853 shares outstanding.

About Mountain Lake Resources Inc.

Mountain Lake Resources Inc. (TSX-V: MOA) is a diversified junior mining and exploration company whose corporate strategy is to build shareholder value through the exploration and development of economically viable mineral properties. Current projects include: a 100% interest in the Bobby's Pond Base Metal Project; the Valentine Lake Gold Project, in which Richmont Mines Inc. is earning a 70% interest; and a 25% stake in Etruscan Diamonds (Pty) Limited of South Africa, a producing diamond miner. For more information visit: www.mountain-lake.com.

This news release was prepared by the companies' management teams, which assume full responsibility for its content. The TSX Venture Exchange does not accept responsibility for the adequacy or the accuracy of this release.

Martin Rivard	Allen Sheito
President and Chief Executive Officer	President and Chief Executive Officer
Richmont Mines Inc.	Mountain Lake Resources Inc.

National Instrument 43-101

This news release has been reviewed by Mr Jules Riopel, M.Sc., P.Geo., MBA, a qualified person designated by National Instrument 43-101.

Disclosure Regarding Forward-Looking Statements

This news release contains forward-looking statements that include risks and uncertainties. The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenues and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be detailed in Mountain Lake Resources' and Richmont Mines' Annual Information Form, Annual Report and periodic reports.

For more information:

Richmont Mines Inc.	Mountain Lake Resources Inc.
Julie Normandeau	Greg Lytle
Investor Relations	Corporate Communications

Phone: (514) 397-1410	Phone: (866) 285-5817
Fax: (514) 397-8620	E-mail: lytleg@shaw.ca

Trading symbol: RIC	Trading symbol: MOA
Listings: TSX - Amex	Listing: TSX Venture Exchange

Web site: www.richmont-mines.com	Web site: www.mountain-lake.com